

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 8, 2023

Ian Laing
Vice-President, General Counsel and Corporate Secretary
Imperial Oil Limited
505 Quarry Park Boulevard S.E.
Calgary, Alberta
Canada T2C 5N1

> **Re: Imperial Oil Limited**
> **Schedule TO-I filed November 3, 2023**
> **File No. 005-35902**

Dear Ian Laing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your offering materials.

Schedule TO-I filed November 3, 2023

General

1. We note your disclosure in the Offer to Purchase that "[t]he Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding" and your disclosure in the Letter of Transmittal that certain of the Company's determinations "will be final and binding." Please revise all such references to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction or advise.

2. The cross reference in Item 7(b) of the Schedule TO to Section 7 of the Offer to Purchase appears to be inappropriate, as Section 7 sets forth the conditions to the consummation of the Offer rather than material conditions, if any, to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-A. Please revise.

3.   If the Offer was disseminated pursuant to Rule 13e-4(e)(1)(iii), the summary
        advertisement published in the Wall Street Journal does not appear to contain the
        disclosure required by Item 1004(a)(1) of Regulation M-A, per Rule 13e-
        4(d)(3)(ii). Please revise or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-
551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions